Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Westport Innovations Inc. Closes Offering of Common Shares

     VANCOUVER, Dec. 17 /CNW/ - Westport Innovations Inc. (TSX:WPT,
NASDAQ:WPRT) announced today the exercise in full of the underwriters' option to purchase an additional 712,500 common shares at a price of US$10.50 in connection with its previously announced offering of common shares in the
United States and Canada. With the exercise of the option, under the offering,
Westport issued a total of 5,462,500 common shares at a price of US$10.50 per share, for gross proceeds of approximately US$57.4 million.
     Jefferies & Company, Inc. was the sole book-running manager for the offering. Lazard Capital Markets LLC acted as co-lead manager and other underwriters included ThinkEquity LLC and Craig-Hallum Capital Group in the
United States and Dundee Securities Corporation in Canada. The common shares issued under the offering have been listed on The NASDAQ Global Market and the
Toronto Stock Exchange.
     Copies of the United States final prospectus supplement may be obtained from: Jefferies & Company, Inc., Equity Capital Markets, at 520 Madison
Avenue, New York, NY, 10022, and by phone at (212) 284-2342 or 1 (888)
449-2342 or by fax request at (212) 284-2208.
     Copies of the Canadian final prospectus supplement may be obtained from:
Dundee Securities Corporation, 1 Adelaide St. E., Toronto, ON M5C 2V9, and by
phone at (416) 350-3303 or by fax request at (416) 849-1380.
     This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Westport in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. Cummins Westport Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper
Engines Inc., offers light-duty LPG engine solutions for industrial applications such as forklifts.

     %SEDAR: 00004375E          %CIK: 0001370416

     /For further information: Westport Innovations Inc.: Darren Seed,
Director, Investor Relations, Phone: (604) 718-2046, Email:
invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 09:23e 17-DEC-09